March 24, 2025

Chen Xin
Chief Executive Officer
BGM Group Ltd
No. 152 Hongliang East 1st Street, No. 1703
Tianfu New District , Chengdu , 610200
People   s Republic of China

       Re: BGM Group Ltd
           Form 20-F for the Fiscal Year Ended September 30, 2024
           File No. 001-39805
Dear Chen Xin:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
 March 24, 2025
Page 2
Form 20-F for the Fiscal Year Ended September 30, 2024
Part I
Item 3. Key Information
Our Holding Company Structure and Contractual Arrangements with the
Consolidated
Affiliated Entities, page 7

1. We note that in 2023 the CSRC published Trial Measures that impose certain filing requirements for direct and indirect overseas listings and offerings. Please disclose how, if at all, the Trial Measures apply to your Nasdaq listing and securities offerings, whether you and relevant parties have complied with your obligations under the Trial
      Measures, and the risks to investors of non-compliance.
Item 4. Information on the Company
Facilities, page 76

2. We note your disclosure on page 107 and elsewhere in your annual report that you have capital expenditures for a "new facility to be built in Chongqing city for producing [y]our heparin products, and the construction of the new facility." We also note your disclosure on page 97 that you shut down production of heparin in
      September of 2023. Please revise under this heading and elsewhere as appropriate to describe the nature of and reason for the construction plans, an estimate of the amount of expenditures including the amount of expenditures already paid, a description of the method of financing the activity, the estimated dates of start and completion of the activity, and the increase of production capacity anticipated after completion. Refer to
      Item 4.D. of Form 20-F.
Financial Statements
Consolidated Balance Sheets, page F-4

3. We note that you have $2.9 million of "Due to related party" recorded as a liability as of September 30, 2024. Please tell us and revise future filings to describe and explain the nature of the relationship, the transactions involving this related party liability, the dollar amounts of the transactions, and the terms and manners of settlement of the liability. Refer to the guidance in ASC 850-10-50.
Note 2 - Summary of Significant Accounting Policies
Construction in Progress, page F-13

4. We note on page F-4 that you have $5.6 million of construction in progress recorded as an asset as of September 30, 2024, which represents costs of construction incurred
      for Chongqing   s new manufacturing facilities for heparin products. We
further note
      from page 97 that the company made the decision to shut down production of heparin products and sausage casing in September 2023. Please tell us how you determined that the costs of the construction in progress asset is not impaired in accordance with
      ASC 360-10.
5. As a related matter, we note from page F-7 that you had $2.6 million in payments for construction in progress during the year ended September 30, 2024 and that there is still $1.9 million unpaid as of September 30, 2024. Please tell us why you continue to incur construction expenses considering your disclosures that production has been
 March 24, 2025
Page 3

       shut down since September 2023.
Prepayments for property and equipment, page F-15

6. We note prepayments for property and equipment of $660,569 for apartments the company purchased in Tianxi Center from Chengdu Shuangfa Jundi Real Estate Co.,
       Ltd. on June 15, 2021 which will not be received until May 2025. Please tell us why these apartments will not be received until May 2025 and your consideration of impairment of these assets in accordance with ASC 360-10.
Note 17 - Subsequent Events, page F-32

7. We note your disclosure that on November 27, 2024, BGM Group entered into a transaction agreement with CISG Holdings Ltd to purchase 100% of the equity interest of the target company for a consideration of 69,995,661 Class A ordinary shares of BGM Group. With reference to ASC 805, please tell us how you accounted for this transaction.
8. We note your disclosure that on November 27, 2024, BGM Group entered into a transaction agreement with CISG Holdings Ltd ( the "Seller"), and that pursuant to the transaction agreement BGM Group agreed to purchase from the Seller 100 % of the equity interest of the target company for a consideration of 69,995,661 Class A ordinary shares of BGM Group (the "Consideration Shares"), at a purchase price of
       US$ 2.0 per share of the Consideration Shares. Please disclose the market price of your Class A ordinary shares at the time the transaction agreement was entered into and, if there was a material variance between the market price of your Class A ordinary shares and the US$2.0 per share for the Consideration Shares, please disclose why.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lynn Dicker at 202-551-3616 or Tara Harkins at 202-551-3639 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences